UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING
SEC File Number:  001-34380

(Check one:)	☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR

For Period Ended: December 31, 2010
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  Not applicable

PART I — REGISTRANT INFORMATION

DUOYUAN GLOBAL WATER INC.
Full Name of Registrant

Former Name if Applicable

U No. 3 Jinyuan Road Daxing Industrial Development Zone
Address of Principal Executive Office (Street and Number)

Beijing 102600, People’s Republic of China
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed period.

On September 14, 2010, Duoyuan Global Water Inc. (“Duoyuan” or the “Company”) announced that it’s Board of Directors had instructed the audit committee of the Board of Directors to initiate a pre-emptive independent third party review of the accounting, internal controls and corporate governance of the Company, as may be necessary, to confirm that the Company’s standards are in accordance with the standards expected of an NYSE-listed company.

On April 6, 2011, the Board of Directors broadened the third party review into a more thorough and exhaustive third party investigation. In doing so, the Board of Directors authorized the investigation of the Company’s business practices including but not limited to finances, accounting, operations and internal controls.  Further, the Board of Directors established a Special Investigation Committee  to oversee the third party investigation.

In view of the fact that the investigation has not yet been completed, the Company cannot predict at this time whether that investigation will require any adjustments to its financial statements, and if so whether such adjustments will be material.

Due to the pendency of the issues described above, the Company will not be able to file its Annual Report on Form 20-F in a timely manner.  The Company cannot at this time estimate when the internal investigation of the relevant issues will conclude.  The Company intends to file the Form 20-F as soon as reasonably practicable.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Henry F. Schlueter	(303) 292-3883
(Name)	(Area Code)(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

 Because the Audit Committee has retained advisors and commenced an investigation into whether the Company’s internal controls and processes met the standards required of a NYSE-listed company, the Board of Directors is not in a position to approve or otherwise ratify the Company’s presentation of the unaudited results for the fourth quarter and fiscal year ended December 31, 2010 at this time.  However, the Company has disclosed the following unaudited results for the fourth quarter and fiscal year ended December 31, 2010 in a press release dated March 22, 2010, which was filed with the Commission on Form 6-K on March 23, 2011.  The following unaudited results of operations have been prepared internally by the Company and are subject to change pending the completion of the audit and the internal investigation.

For the full year ended December 31, 2010, revenue increased by 30.1% to RMB1.0 billion ($154.4 million) from RMB783.4 million for the full year ended December 31, 2009. During this same period, gross profit increased by 23.7% to RMB466.7 million ($70.7 million) from RMB377.2 million in the prior year period. Operating income increased by 74.5% to RMB328.3 million ($49.7 million) from RMB188.1 million in the prior year period. Net income was RMB241.3 million ($36.6 million) compared to RMB117.0 million in the prior year period. Diluted earnings per share was RMB4.95 ($0.75) in the full year ended December 31, 2010, compared to RMB3.16 in the full year ended December 31, 2009. Diluted earnings per ADS was RMB9.90 ($1.50) in the full year ended December 31, 2010, compared to RMB6.31 per ADS in the prior year period.

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DUOYUAN GLOBAL WATER INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date :	6/30/2011	By:	/s/ Wenhua Guo
		Name: Title:	Whenhua Guo Chairman and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.